

Mail Stop 4631

March 30, 2010

Ms. Donna Felch
The Female Health Company
515 N. State Street, Suite 2225
Chicago, IL

      RE: The Female Health Company
              Form 10-K for the fiscal year ended September 30, 2009
              Filed December 17, 2009
              File #1-13602

Dear Ms. Felch:

      We have reviewed your response letter dated March 11, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2009
Note 6 - Income Taxes, page F-14

1. We note your response to our prior comment seven. Please revise future filings to include disclosures similar to the information you provided in your response.

Form 10-Q for the quarterly period ended December 31, 2009
Note 10 - FC1/FC2 Transition - Restructuring Costs, page 15

2. We note your responses to our prior comments eight and twelve. Please revise future filings to include disclosures similar to the information you provided in your response.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant